(Summary Translation)
File Number: 82-2544

January 26, 2006

To whom it may concern




06010622

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of New Product Launch

Nintendo Co., Ltd. hereby announces the launch of "Nintendo DS Lite", a high-grade version of the "Nintendo DS" handheld gaming device.

Nintendo Co., Ltd. (Head Office: Minami-ku, Kyoto, President: Satoru Iwata) is scheduled to launch "Nintendo DS Lite", a high-grade version of the "Nintendo DS" handheld gaming device on March 2, 2006 at a manufacturer's suggested retail price (MSRP) of 16,800 yen (tax included, packed with proprietary AC adapter).

"Nintendo DS", was launched on December 2, 2004 in Japan at a MSRP of 15,000 yen (tax included). Since its launch, "Nintendo DS has gathered strong consumer support, ranging from customers who have always enjoyed playing video games to females and seniors who have never played a video game in their lives. "Nintendo DS" is designed with unique features such as double screen, touch screen, microphone input, and wireless communication (LAN and Wi-Fi). Cumulative retail sales of "Nintendo DS" in Japan exceeded 5 million units within thirteen months of its launch. According to Media Create Co., Ltd., this is the shortest time span for any video game device ever launched in Japan to reach the 5 million mark. As of December 2005, Japanese domestic sales of "Nintendo DS" reached 5.7 million units.

Aside from having the same diverse functions as the "Nintendo DS", "Nintendo DS Lite" has higher portability, with its slimmer casing and lighter weight, and has the ability to adjust for four levels of screen brightness. (The name "Lite" is inspired by its light weight as well as its screen brightness.)

Nintendo will continue to enhance and expand the Nintendo DS software library to

appeal to a broad range of customers regardless of age, gender, or gaming experience. Nintendo will continue to strengthen the position "Nintendo DS" holds in the handheld marketplace and will achieve a dominant penetration rate with the launch of this high-grade version.

Product Description

Product name:	Nintendo DS Lite
Launch date:	March 2, 2006
MSRP:	16,800 yen (tax included)
Size:	133.0mm(Width) × 73.9mm(Depth) × 21.5mm(Height)[flip-top closed] Original version: 148.7mm(Width) × 84.7mm(Depth) × 28.9mm(Height)[flip-top closed]
Weight:	218g Original version: 275g


FASF
MEMBERSHIP

CONSOLIDATED FINANCIAL HIGHLIGHTS

January 26, 2006


Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Consolidated results for the nine months ended December 2004 and 2005, and year ended March 31, 2005

(1) Consolidated operating results (Amounts below one million are rounded down)

	Net Sales		Operating Income		Income before Income Taxes and Extraordinary Items		Net Income	
	million yen	%	million yen	%	million yen	%	million yen	%
Nine months ended Dec. 31, '05	412,339	(1.7)	82,783	(19.7)	146,694	27.2	92,185	36.1
Nine months ended Dec. 31, '04	419,373	(4.6)	103,106	0.5	115,359	120.6	67,757	96.1
Year ended Mar. 31, '05	515,292		111,522		145,292		87,416	

	Net Income per Share
	yen
Nine months ended Dec. 31, '05	713.96
Nine months ended Dec. 31, '04	512.94
Year ended Mar. 31, '05	662.96

[Note] Percentage for net sales, operating income etc. show increase (decrease) from previous year's fiscal third quarter results.

During the nine months ended December 31, 2005, in the handheld game business, three Nintendo DS titles, "Nintendogs", "Brain Training", and "Brain Flex" from the "Touch! Generations" software lineup introduced last spring, each sold more than 1 million units.
In this year's fiscal third quarter, "Nintendo Wi-Fi Connection" was introduced as the world's first wireless internet service to offer game play which provides three key elements: "easy, safe, and charge-free". "Mario Kart DS", with its appealing feature of matching up players from around the world using "Nintendo Wi-Fi Connection", sold more than 3 million units during the current third quarter alone. "Animal Crossing: Wild World", another title for which the "Nintendo Wi-Fi Connection" is available, became the fastest Nintendo DS title to achieve sales of 1 million units in the Japanese market. Sales of "Animal Crossing: Wild World" in Japan and the United States combined exceeded 1.8 million units. Nintendo DS hardware also sold exceptionally well, particularly in Japan, as it set a record as the fastest selling gaming device ever to reach retail sales of 5 million units in the domestic market.
In the console game business, the Nintendo GameCube party game "Mario Party 7" and the role playing game "Pokémon XD: Gale of Darkness" each sold more than 1 million units.
Consolidated net sales resulted in 412.3 billion yen, operating income was 82.7 billion yen, income before income taxes and extraordinary items was 146.6 billion yen including foreign exchange gain of 45.2 billion yen, and net income was 92.1 billion yen.

(2) Consolidated financial position

	Total Assets	Shareholders' Equity	Ratio of Net Worth to Total Assets	Shareholders' Equity per Share
	million yen	million yen	%	yen
As of Dec. 31, '05	1,180,069	967,986	82.0	7,567.36
As of Dec. 31, '04	1,130,286	899,150	79.6	6,912.34
Year ended Mar. 31, '05	1,132,492	921,466	81.4	7,082.68

【Consolidated cash flows】

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents - Ending
	million yen	million yen	million yen	million yen
Nine months ended Dec. 31, '05	(749)	(52,427)	(59,355)	726,805
Nine months ended Dec. 31, '04	89,540	16,817	(60,623)	776,570
Year ended Mar. 31, '05	116,571	(11,716)	(61,447)	792,727

Through the nine months ended December 31, 2005, total assets increased by 47.5 billion yen compared to the previous fiscal year-end to 1,180 billion yen mainly due to the increase in notes and trade accounts receivable resulting from favorable sales during the holiday season.

As for consolidated cash flows, net cash used in operating activities was 0.7 billion yen due to factors such as an increase in notes and trade accounts receivable, foreign exchange gain, and the payment of 70.3 billion yen for income taxes. Net cash used in investing activities was 52.4 billion yen primarily due to the increase of the transfer to time deposits. Net cash used in financing activities was 59.3 billion yen due to the payment of 25.1 billion yen for acquisition of treasury stock and the increased dividend payment. As a result, net cash and cash equivalents during the nine month period ended December 31, 2005 decreased by 65.9 billion yen compared to the beginning balance of this year's fiscal accounting period to 726.8 billion yen.

[Reference]

Forecast for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006)

	Net Sales	Income before Income Taxes and Extraordinary Items	Net Income
	million yen	million yen	million yen
Year ending Mar. 31, '06	500,000	125,000	75,000

Estimated annual earnings per share: 580.88 yen

No modification has been made to annual financial forecasts for the fiscal year ending March 31, 2006 announced on November 24, 2005.

Estimated exchange rates for the end of the fiscal year are 110.00 yen to the U.S. dollar and 135.00 yen to the Euro.

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

1. Summary of Consolidated Balance Sheets

(Yen in Millions, %)

Description	As of December 31, 2005	As of March 31, 2005	Increase (Decrease)		As of December 31, 2004
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and deposits	795,172	826,653	(31,480)		782,699
Notes and trade accounts receivable	112,071	51,143	60,928		101,153
Inventories	37,425	49,758	(12,333)		31,868
Other current assets	99,915	68,216	31,698		81,259
Allowance for doubtful accounts	(2,131)	(1,880)	(251)		(1,978)
Total current assets	**1,042,454**	**993,891**	**48,562**	**4.9**	**995,002**
II Fixed assets	**137,615**	**138,600**	**(985)**	**(0.7)**	**135,284**
Total	**1,180,069**	**1,132,492**	**47,577**	**4.2**	**1,130,286**
(Liabilities)					
I Current liabilities					
Notes and trade accounts payable	108,224	111,045	(2,821)		128,007
Accrued income taxes	46,494	51,951	(5,457)		42,016
Other current liabilities	52,607	42,452	10,155		54,022
Total current liabilities	**207,326**	**205,449**	**1,876**	**0.9**	**224,046**
II Non-current liabilities	**4,567**	**5,353**	**(785)**	**(14.7)**	**6,958**
Total liabilities	**211,894**	**210,802**	**1,091**	**0.5**	**231,005**
(Minority interests)					
Minority interests	**188**	**222**	**(34)**	**(15.4)**	**130**
(Shareholders' equity)					
I Common stock	**10,065**	**10,065**	**-**	**-**	**10,065**
II Additional paid-in capital	**11,584**	**11,584**	**0**	**0.0**	**11,584**
III Retained earnings	**1,089,881**	**1,032,834**	**57,046**	**5.5**	**1,013,649**
IV Unrealized gains on other securities	**10,614**	**7,194**	**3,419**	**47.5**	**6,824**
V Translation adjustments	**921**	**(10,315)**	**11,237**	**(108.9)**	**(13,096)**
VI Treasury stock, at cost	**(155,079)**	**(129,896)**	**(25,182)**	**19.4**	**(129,877)**
Total shareholders' equity	**967,986**	**921,466**	**46,520**	**5.0**	**899,150**
Total	**1,180,069**	**1,132,492**	**47,577**	**4.2**	**1,130,286**

2. Summary of Consolidated Statements of Income

(Yen in Millions, %)

Description	Nine Months Ended December 31, 2005	Nine Months Ended December 31, 2004	Increase (Decrease)		Year Ended March 31, 2005
	Amount	Amount	Amount	%	Amount
I Net sales	412,339	419,373	(7,033)	(1.7)	515,292
II Cost of sales	237,322	232,495	4,827		298,115
Gross margin	**175,017**	**186,877**	**(11,860)**	**(6.3)**	**217,176**
III Selling, general and administrative expenses	92,233	83,771	8,462		105,653
Operating income	**82,783**	**103,106**	**(20,323)**	**(19.7)**	**111,522**
IV Other income	64,268	15,229	49,039		37,868
Foreign exchange gain	45,226	4,778	40,447		21,848
Other	19,042	10,450	8,592		16,020
V Other expenses	357	2,976	(2,619)		4,098
Income before income taxes and extraordinary items	**146,694**	**115,359**	**31,335**	**27.2**	**145,292**
VI Extraordinary income	6,888	1,433	5,455		1,735
VII Extraordinary loss	255	1,865	(1,609)		1,625
Income before income taxes and minority interests	**153,327**	**114,927**	**38,399**	**33.4**	**145,402**
Income taxes	61,176	47,260	13,915		57,962
Minority interests	(34)	(91)	56		24
Net income	**92,185**	**67,757**	**24,427**	**36.1**	**87,416**

3. Summary of Consolidated Statements of Cash Flows

(Yen in Millions)

Description	Nine Months Ended December 31, 2005	Nine Months Ended December 31, 2004	Year Ended March 31, 2005
	Amount	Amount	Amount
I Cash flows from operating activities			
Income before income taxes and minority interests	153,327	114,927	145,402
Foreign exchange loss (gain)	(46,085)	(9,160)	(27,570)
Decrease (increase) in notes and trade accounts receivable	(56,315)	(71,487)	(21,062)
Decrease (increase) in inventories	15,408	(652)	(17,734)
Increase (decrease) in notes and trade accounts payable	454	53,016	48,687
Other, net	(14,042)	5,063	(11,199)
Sub-total	52,746	91,708	116,523
Income taxes paid	(70,322)	(10,891)	(13,485)
Other, net	16,826	8,723	13,533
Net cash provided by (used in) operating activities	**(749)**	**89,540**	**116,571**
II Cash flows from investing activities			
Proceeds from (payment for) time deposits	(74,531)	31,241	8,143
Proceeds from sale (payment for acquisition) of marketable securities	13,193	7,918	8,403
Proceeds from (payment for) investments in securities	10,663	(16,019)	(22,187)
Other, net	(1,752)	(6,322)	(6,075)
Net cash provided by (used in) investing activities	**(52,427)**	**16,817**	**(11,716)**
III Cash flows from financing activities			
Payments for acquisition of treasury stock	(25,186)	(42,985)	(42,995)
Cash dividends paid	(34,171)	(17,641)	(18,455)
Other, net	2	3	3
Net cash provided by (used in) financing activities	**(59,355)**	**(60,623)**	**(61,447)**
IV Effect of exchange rate changes on cash and cash equivalents	**46,609**	**10,722**	**29,205**
V Net increase (decrease) of cash and cash equivalents	**(65,921)**	**56,456**	**72,613**
VI Cash and cash equivalents - Beginning	**792,727**	**720,114**	**720,114**
VII Cash and cash equivalents - Ending	**726,805**	**776,570**	**792,727**

4. Consolidated Sales Information

Yen in Millions

Business Category	Main Products	Nine Months Ended December 31, 2005	Nine Months Ended December 31, 2004
Electronic Entertainment Products	Hardware	232,467	233,674
	Software	178,263	184,011
	Sub-Total	410,731	417,685
Other	Playing Cards, Karuta, etc.	1,608	1,687
Total		412,339	419,373

5. Supplementary Information

(1) Consolidated sales units, number of new titles, and sales unit forecast

Sales Units in Ten Thousands
Number of New Titles Released

			Nine months Apr.-Dec. '05	Nine months Apr.-Dec. '04	Life-to-date Dec. '05	Forecast Apr. '05-Mar. '06
Game Boy Advance	Hardware	Japan	92	228	1,647	
		The Americas	417	801	3,755	
		Other	236	406	2,023	
		Total	746	1,434	7,425	1,100 *
of which Game Boy Advance SP		Japan	35	226	635	
		The Americas	371	735	2,040	
		Other	154	397	1,064	
		Total	561	1,358	3,740	
of which Game Boy Micro		Japan	57	-	57	
		The Americas	47	-	47	
		Other	78	-	78	
		Total	182	-	182	
	Software	Japan	635	1,412	6,889	
		The Americas	3,031	4,311	17,754	
		Other	1,429	1,534	7,288	
		Total	5,095	7,257	31,931	5,500
	New titles	Japan	61	147	755	
		The Americas	151	153	847	
		Other	144	109	769	
Nintendo DS	Hardware	Japan	358	145	570	
		The Americas	243	136	463	
		Other	315	3	410	
		Total	916	284	1,443	1,200
	Software	Japan	1,468	210	1,850	
		The Americas	1,238	289	1,713	
		Other	885	2	1,076	
		Total	3,590	501	4,640	4,000
	New titles	Japan	100	14	126	
		The Americas	74	11	92	
		Other	59	-	75	
Nintendo GameCube	Hardware	Japan	18	33	398	
		The Americas	155	226	1,200	
		Other	40	87	464	
		Total	212	346	2,061	240
	Software	Japan	265	421	2,664	
		The Americas	2,030	2,791	11,806	
		Other	513	818	3,967	
		Total	2,807	4,030	18,436	3,000
	New titles	Japan	33	29	264	
		The Americas	76	80	501	
		Other	53	58	410	

[Notes] New titles-Other include new titles in the European and Australian markets.

* This forecast is the combined total of Game Boy Advance, Game Boy Advance SP, and Game Boy Micro.

(2) Balance of assets in major foreign currencies without exchange contract (non-consolidated)

(U.S. Dollars/Euros in Millions)

		As of Dec. 31, '05 Ending Balance	Average Exchange Rate Apr.-Dec. '05	Exchange Rate as of Dec. 31, '05
US$	Cash and Deposits	3,082	US$1.00=	
	Accounts Receivable	363	¥112.11	¥118.07
EUR	Cash and Deposits	896	EUR1.00=	
	Accounts Receivable	207	¥136.91	¥139.83

Launch Dates of Primary NINTENDO Products by Region (Apr. - Dec. 2005)

		Game Boy Advance		Nintendo DS		Nintendo GameCube	
Region	Category	Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan	(Hardware)	Game Boy Micro	Sept. 13, '05				
	(Software)	The Tower SP	Apr. 28, '05	Electroplankton	Apr. 7, '05	Fire Emblem: Path of Radiance	Apr. 20, '05
		Donkey Kong: King of Swing	May 19, '05	Nintendogs Dachshund & Friends	Apr. 21, '05	Metroid Prime 2 Dark Echoes	May 26, '05
		Nonono Puzzle Chairian	Jun. 16, '05	Nintendogs Chihuahua & Friends	Apr. 21, '05	Chibi-Robo!	Jun. 23, '05
		Super Mario Brothers (re-release)	Sept. 13, '05	Nintendogs Shiba Inu & Friends	Apr. 21, '05	Dance Dance Revolution with MARIO	Jul. 14, '05
		Dr. Mario & Puzzle League	Sept. 13, '05	Brain Training	May 19, '05	Mario Superstar Baseball	Jul. 21, '05
		Mario Tennis: Power Tour	Sept. 13, '05	DS Rakubikijiten	Jun. 16, '05	Pokémon XD: Gale of Darkness	Aug. 4, '05
		Drill Dozer	Sept. 22, '05	Advance Wars: Dual Strike	Jun. 23, '05	Battalion Wars	Oct. 27, '05
		Polarium Micro	Oct. 13, '05	Brain Flex	Jun. 30, '05	Mario Party 7	Nov. 10, '05
		Pokémon Fushigino Dungeon Akano Kyujotai	Nov. 17, '05	Osu! Tatakae! Oendan!	Jul. 28, '05	Densetsu no Kuizuo Ketteisen	Dec. 8, '05
		Donkey Kong Country 3	Dec. 1, '05	JUMP SUPER STARS	Aug. 8, '05		
				Pokémon Toroze	Oct. 20, '05		
				Super Princess Peach	Oct. 20, '05		
				Daredemo Asobi Taizen	Nov. 3, '05		
				True Swing Golf	Nov. 10, '05		
				Pokémon Fushigino Dungeon Aono Kyujotai	Nov. 17, '05		
				Animal Crossing: Wild World	Nov. 23, '05		
				Hamtaro NazoNazoQ Kumonoueno? Jo	Dec. 1, '05		
				Mario Kart DS	Dec. 8, '05		
				Mario & Luigi: Partners in Time	Dec. 29, '05		
				Brain Training 2	Dec. 29, '05		
The United States	(Hardware)	Game Boy Micro	Sept. 19, '05				
	(Software)	Pokémon Emerald	May 1, '05	Polarium	Apr. 18, '05	Donkey Konga 2	May 9, '05
		Fire Emblem: The Sacred Stones	May 23, '05	Kirby: Canvas Curse	Jun. 13, '05	Geist	Aug. 15, '05
		WarioWare: Twisted!	May 23, '05	Meteos	Jun. 27, '05	Mario Superstar Baseball	Aug. 29, '05
		Yoshi Topsy-Turvy	Jun. 13, '05	Advance Wars: Dual Strike	Aug. 22, '05	Battalion Wars	Sept. 19, '05
		Dynasty Warriors Advance	Aug. 29, '05	Nintendogs Dachshund & Friends	Aug. 22, '05	Pokémon XD: Gale of Darkness	Oct. 3, '05
		Donkey Kong: King of Swing	Sept. 19, '05	Nintendogs Chihuahua & Friends	Aug. 22, '05	Fire Emblem: Path of Radiance	Oct. 17, '05
		Donkey Kong Country 3	Nov. 7, '05	Nintendogs Lab & Friends	Aug. 22, '05	Dance Dance Revolution with MARIO	Oct. 24, '05
		Dr. Mario & Puzzle League	Nov. 28, '05	Trace Memory	Sept. 26, '05	Mario Party 7	Nov. 7, '05
		Mario Tennis: Power Tour	Dec. 5, '05	Metroid Prime Pinball	Oct. 24, '05	Super Mario Strikers	Dec. 5, '05
		Final Fantasy IV	Dec. 12, '05	Mario Kart DS	Nov. 14, '05		
				Mario & Luigi: Partners in Time	Nov. 28, '05		
				Animal Crossing: Wild World	Dec. 5, '05		
Europe	(Hardware)	Game Boy Micro	Nov. 4, '05				
	(Software)	Yoshi's Universal Gravitation	Apr. 22, '05	Yoshi Touch & Go	May 6, '05	Star Fox Assault	Apr. 29, '05
		Kingdom Hearts: Chain of Memories	May 6, '05	Ridge Racer DS	Jun. 3, '05	Donkey Konga 2	Jun. 3, '05
		Mario Party Advance	Jun. 10, '05	Another Code: Two Memories	Jun. 24, '05	Geist	Oct. 7, '05
		Pokémon Emerald	Oct. 21, '05	Meteos	Sept. 23, '05	Dance Dance Revolution with MARIO	Oct. 28, '05
		Fire Emblem: The Sacred Stones	Nov. 4, '05	Advance Wars: Dual Strike	Sept. 30, '05	Fire Emblem: Path of Radiance	Nov. 4, '05
		Donkey Kong Country 3	Nov. 4, '05	Nintendogs Dachshund & Friends	Oct. 7, '05	Mario Superstar Baseball	Nov. 11, '05
		Dr. Mario & Puzzle League	Nov. 4, '05	Nintendogs Chihuahua & Friends	Oct. 7, '05	Pokémon XD: Gale of Darkness	Nov. 18, '05
		Mario Power Tennis	Nov. 18, '05	Nintendogs Lab & Friends	Oct. 7, '05	Mario Smash Football	Nov. 18, '05
		Dynasty Warriors Advance	Dec. 2, '05	Nintendo Touch Golf: Birdie Challenge	Nov. 25, '05	Battalion Wars	Dec. 9, '05
				Mario Kart DS	Nov. 25, '05		
				Kirby: Power Paintbrush	Nov. 25, '05		

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.